15026594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAY 1 8 2015
Wash., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Caldwell International Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7635 FM 32
(No. and Street)

Fischer	Texas	78623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lennie S. Freiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Caldwell International Securities Corporation, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA YATES FREIMAN
My Commission Expires
July 23, 2017

NOTARY PUBLIC STATE OF TEXAS

Lennie S. Freiman
Signature

President
Title

Claudia Yates Freiman
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption ReportR

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALDWELL INTERNATIONAL SECURITIES CORPORATION

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Caldwell International Securities Corporation

We have audited the accompanying statement of financial condition of Caldwell International Securities Corporation (the "Company") as of March 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell International Securities Corporation as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 12, 2015

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Financial Condition
March 31, 2015

ASSETS

Cash	$ 280,443
Receivables from broker/dealers and clearing organizations	100,037
Property and equipment at cost,	
net of $1,100 accumulated depreciation	-0-
Other assets	49,728
	$ 430,208

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 30,222
Commissions payable	252,699
Notes payable to shareholder	49,367
Federal income taxes payable	-0-
	332,288
Stockholder's equity	
Common stock, 50,000 shares authorized, $1 par	
value, 5,000 shares issued and outstanding	5,000
Additional paid-in capital	88,756
Retained earnings	4,164
Total stockholder's equity	97,920
	$ 430,208

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended March 31, 2015

Revenues	
Commissions and concessions	$ 2,373,554
Interest income	7,409
	2,380,963
Expenses	
Compensation and benefits	13,203
Commissions, clearing and execution charges	1,940,232
Communications	9,323
Promotional	150
Regulatory fees	42,515
Interest expense	4,937
Other expenses	383,116
	2,393,476
Income (loss) before income tax provision (benefit)	(12,513)
Provision (benefit) for federal income taxes	233
Net loss	$ (12,746)

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at March 31, 2014	$ 5,000	$ 88,756	$ 46,910	$ 140,666
Dividend paid			(30,000)	(30,000)
Net loss			(12,746)	(12,746)
Balances at March 31, 2015	$ 5,000	$ 88,756	$ 4,164	$ 97,920

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2015

Balance at March 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended March 31, 2015

Cash flows from operating activities	
Net loss	$ (12,746)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in receivables from broker/dealers and clearing organizations	(21)
Increase in other assets	(28,494)
Increase in accounts payable	6,558
Increase in commissions payable	34,880
Decrease in federal income taxes payable	(4,000)
Net cash provided (used) by operating activities	(3,823)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Dividends paid to shareholders	(30,000)
Decrease in Notes payable to shareholders	(22,449)
Net cash provided (used) by financing activities	(52,449)
Net decrease in cash	(56,272)
Cash at beginning of year	336,715
Cash at end of year	$ 280,443

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 4,937
Income taxes	$ 4,233

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Caldwell International Securities Corporation (the "Company") was incorporated in the Commonwealth of the Bahamas on July 27, 2000. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's principal business activity is the sale of securities. The Company's customers are located throughout the United States.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Depreciation is provided using the straight-line method over a seven year period.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision or benefit for federal and state income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in accordance with accounting principles generally accepted ("U.S. GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU) No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that Company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those goods and services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with Company's year ending March 31, 2017. The Company is currently assessing the potential impact of this ACU on its financial statement.

Note 2 - Clearing Agreement with Off-Balance Sheet Risk

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange traded options and mortgaged-backed to-be announced ("TBA's") securities. These derivative financial statements are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivatives and other off-balance sheet financial instruments, as mentioned below.

To facilitate the aforementioned transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer ("Clearing Broker/dealer") whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. The agreement may be terminated by either party with 90 days prior notification. The Company is required to have a $100,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement and this amount is included with "Receivable from broker/dealers" on the statement of financial condition. In addition, the Company is prohibited from entering into similar agreements without written consent of the Clearing Broker/dealer. The Clearing Broker/dealer may terminate this agreement by giving 45 days prior written notification or 5 days written notification with cause. The Company may terminate with 60 days prior written notification only in the event that the Clearing Broker/dealer materially defaults on its obligation to the Company.

In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at March 31, 2015 and the procedures followed in making the periodic computations required. At March 31, 2015, the Company had net capital of approximately $80,825 and net capital requirements of $22,153. The ratio of aggregate indebtedness to net capital was 4.11 to 1 at March 31, 2015. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Note Payable to Shareholder

The Company has a note payable to the Company's sole shareholder. Terms of the note state that any outstanding balance bears an interest rate of 10% and is due on demand. The remaining balance at March 31, 2015 is $49,367.

Note 6 - Related Party Transactions

The Company has related party transactions with the Company's sole shareholder for business consulting services. The Company paid $53,405 to the shareholder for the services for the fiscal year.

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 7 - Indemnifications and Off-Balance Sheet Risks

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. These activities may expose the Company to off balance sheet risk. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8 - Income Taxes

The Company had a net operating loss carryforward of approximately $12,500 that will be available to offset future taxable income. The carryforward will expire as follows:

Year Ended March 31,	
2035	$ 12,500

The tax benefit of $1,875 from the net operating loss carryforward of $12,500 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset March 31, 2014	Current Period Changes	Deferred Tax Asset March 31, 2015
Federal	$ -0-	$ 1,875	$ 1,875
Valuation allowance	-0-	-1,875	-1,875
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 9 - Commitment and Contingencies

The Company has a regulatory proceeding incidental to its security business. On March 21, 2014, FINRA advised the Company that it had made a preliminary determination to recommend that disciplinary action be brought against the Company for alleged violations of certain federal securities law and various self-regulatory organization rules with regard to activity occurring at two branch offices of the Company. The Company vehemently denies the allegations that it intentionally or willfully engaged in any of the alleged violative conduct and has submitted responsive papers indicating the same. At this time, FINRA has not determined whether to initiate a formal complaint against the Company as this matter is still in its preliminary stages. Management intends to present a vigorous defense. The ultimate outcome of this proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2015

Schedule I

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2015

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 97,920
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		97,920
Deductions and/or charges		
Non-allowable assets:		
Other assets:		
Prepaid	$ 13,803	
Receivables in excess of related payables	3,292	17,095
Net capital before haircuts on securities positions		80,825
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-0-
Net capital		$ 80,825

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable	$ 30,222
Commissions payable	252,699
Note payable to shareholder	49,367
Federal income taxes payable	-0-
Total aggregate indebtedness	$ 332,288

Schedule I (continued)

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 22,153
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 22,153
Net capital in excess of required minimum	$ 58,672
Ratio: Aggregate indebtedness to net capital	4.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS Part IIA	$ 74,491
Increase in accounts payable and accrued expenses	(18,000)
Decrease in non-allowable assets	19,334
Deduction from Equity in error	5,000
Net capital per audited report	$ 80,825

Schedule II

CALDWELL INTERNATIONAL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

Required By SEC Rule 17a-5

Year Ended March 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
Caldwell International Securities Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Caldwell International Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Caldwell International Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* Caldwell International Securities Corporation stated that Caldwell International Securities Corporation met the identified exemption provisions throughout the period from June 1, 2014 to March 31, 2015 without exception. Caldwell International Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Caldwell International Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 12, 2015

Caldwell International Securities Corporation
7635 FM 32, Fischer, TX 78623
FINRA, SIPC

Caldwell International Securities Corporation Exemption Report

Caldwell International Securities Corporation (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240-15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k) (2) (ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2) (ii) that all customer transactions are cleared through Southwest Securities, Inc. on a fully disclosed basis for the period of June 1, 2014 to March 31, 2015 without exception.

Caldwell International Securities Corporation

I, Lennie S. Freiman swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lennie Freiman
Signature

President
Title

4/27/15
Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON THE SIPC ANNUAL ASSESSMENT

REQUIRED BY SEC RULE 17a-5

Year Ended March 31, 2015

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors
Caldwell International Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2015, which were agreed to by Caldwell International Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Caldwell International Securities Corporation's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Caldwell International Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015 with the amounts reported in Form SIPC-7 for the year ended March 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
May 12, 2015

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 03/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Caldwell International Securities Corporation
7635 FM 32
Fischer, TX 78623

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lennie Freiman 830-935-3409

2. A. General Assessment (item 2e from page 2) $ 5,261

B. Less payment made with SIPC-6 filed (exclude interest) (2,936)
10/13/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,325

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,325

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Caldwell International Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of April, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01/2014 and ending 03/31/2015

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,380,963
2b. Additions.	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	157,274
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,734
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): E&O Reimbursement $56,548; Admin Fee $25,805 (Deductions in excess of $100,000 require documentation)	82,353
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	276,361
2d. SIPC Net Operating Revenues	$2,104,602
2e General Assessment @ .0025	$5,261 (to page 1, line 2.A.)